UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-26124

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant: IXYS Corporation

Former name if applicable: Paradigm Technology, Inc.

Address of principal executive office (Street and number): 3540 Bassett Street

City, State and Zip Code: Santa Clara, CA 95054

Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Additional time will be needed for the Registrant to complete the preparation and review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (the “Form 10-K”).

On May 13, 2003, the Registrant announced that its quarterly financial statements for the three fiscal quarters ended December 31, 2002 would have to be restated because of bookkeeping errors in the accounting of inventories. In connection with the restatements, Form 10-Q/As for the three quarters must be prepared and filed. Additionally, the work necessary to prepare the Registrant’s annual financial statements for the year ended March 31, 2003 has increased because of the bookkeeping errors and the related restatements.

The Registrant has dedicated considerable time and effort to the restatements and the preparation of the Form 10-Q/As, the annual financial statements and the Form 10-K, and has expended significantly greater than normal resources. Notwithstanding management’ s considerable efforts and the substantial expenditure of resources, the preparation and review of the quarterly financial statements and the Form 10-Q/As and the annual financial statements and the Form 10-K are not completed. As a result, the Registrant requires additional time to complete the preparation and review of the Form 10-K.

Part IV. Other Information

     (1)  Name and telephone number of person to contact in regard to this notification.

James R. Jones (Name)	(408) 982-4390 (Area Code)(Telephone number)

     (2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations from those of its fiscal year ended March 31, 2002. In a press release furnished in a Form 8-K filed on May 29, 2003, the Registrant announced a net loss for the fiscal year ended March 31, 2003 of $13.2 million, as compared to a net income of $1.9 million for the fiscal year ended March 31, 2002.

IXYS Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2003	By:	/s/ Arnold P. Agbayani
Arnold P. Agbayani, Senior Vice President of Finance (Principal Financial and Accounting Officer)

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